John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

October 9, 2018

Frank Pigott

Straff Attorney

Division of Corporation Finance

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, DC 20549

Re:	MC Endeavors, Inc.
Offering Statement on Form 1-A Filed August 30, 2018
File No. 024-10892

Dear Mr. Piggott:

On behalf of MC Endeavors, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated September 26, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Offering Statement on Form 1-A filed August 30, 2018 General, page i

1.	Please reconcile your disclosure on page 5 of Part I that the estimated net proceeds to the issuer will be $1,000,000 with the disclosure on page 3 of your Offering Circular that the net proceeds will be $970,000 and your disclosure on page 12 of the Offering Circular that the net proceeds will be $1,470,000. In this regard, we also note your disclosure on page 29 that you are offering up to $3,000,000 of securities.

We have changed the estimated net proceeds to the issuer to be $1,470,000 with the disclosure on page 3 of your Offering Circular that the net proceeds will be $1,470,000 and your disclosure on page 12 of the Offering Circular that the net proceeds will be $1,470,000. The disclosure on page 29 now reads that we offering up to $1,500,000 of securities.

2.	Please revise to provide information as of June 30, 2018. In this regard we note, by way of example and not limitation, your references to information as of March 31, 2018 in your Risk Factor disclosure and in your Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure.

We have revised to provide information as of June 30, 2018.

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Summary, page 2

3.	We note your disclosure, "Room 21 is engaged in the business of utilizing a single core platform, Room 21, to produce, distribute and monetize online communities for individuals and businesses to interact with industries ranging from industrial business to healthcare to entertainment. The Room 21 proprietary platform utilizes an internal replication technology and is branded to each social app, industry vertical, event, film, or online contest we produce." Please revise to discuss your business operations in more detail so that potential investors can understand how you generate revenue. Please make corresponding revisions to the disclosure in your Business section.

More detail has been added to the description of the business.

Dilution, page 14

4.	As you have included June 30, 2018 interim financial statements in your filing, please revise your dilution table to include updated financial information as of June 30, 2018 rather than as of March 31, 2018.

The dilution table has been revised.

5.	Please provide a table comparing the average price paid by officers, directors, promoters, and affiliated persons for shares acquired by them in a transaction during the past year to investors in this offering. In addition, disclose the percentage of ownership of the two groups. See Item 4 of Form 1-A.

Officers, directors, promoters, and affiliated persons have not acquired shares in the last year. However, the following table has been provided:

The following table summarizes, on a pro forma basis as of June 30, 2018, the number of shares of shares of Common Stock that would be issued, assuming the sale of all of the Common Stock offered, the total consideration paid and the average price per Common Share paid by the existing stockholders and by new investors purchasing Common Stock in the Offering, assuming sale of all 100,000,000 Shares of Common Stock.

	Existing Shareholders	Investors Purchasing Offered Shares (1)	Total (1)
Shares purchased	502,882,694	100,000,000	602,882,694
Total consideration	$502,883	$1,500,000	$2,002,883
Average price	$0.0001	$0.0150	$0.0033

__________________

(1) Before deduction of estimated Offering expenses.

Distribution

Pricing of the Offering, page 15

6.	Remove the reference to "the Underwriter" in this section to be consistent with your cover page disclosure.

The reference to the underwriter has been removed.

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Management's Discussion and Analysis Of Financial Condition and Results of Operations Management's Discussion and Analysis, page 17

7.	Please revise your disclosures to discuss your financial results for the six-months ended June 30, 2018 rather than the three months ended March 31, 2018. Please also disclose the causes of material changes from period to period in your financial statement line items. Refer to Instruction to Item 9(a) of Form 1-A.

The section on Management's Discussion and Analysis has been revised to include more data and use the results as of June 30.

Principal Stockholders, page 26

8.	Please revise to provide a beneficial ownership table. See Item 12 of Part II of Form 1-A.

A beneficial ownership table has been added.

Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

John E. Lux

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